PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended October 31, 2013

page 1 of 14 pages

Dated December 19, 2013

The selected financial information set out below and certain comments which follow are based on and derived from the condensed interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the nine months ended October 31, 2013 and from the audited financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the year ended January 31, 2013 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km north of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the NYSE MKT Equities Exchange under the symbol PBM.

Overall Performance

The Company is required to conduct an Environmental Assessment to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the Morrison Copper/Gold Project.  An Environmental Assessment (“EA”) is conducted at the conceptual design level prior to detailed engineering and obtaining the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of a mine.  The Company’s Environmental Assessment Certificate (“EAC”) Application for the proposed Morrison Copper/Gold mine was based on a Feasibility level design, which is a comprehensive technical and economic study.

The following table is a summary of the Company’s process through the EA Application and Supreme Court of BC petition.

2002
Commenced baseline data collection to support Application for EAC
October

PBM outlined project plans and development schedule to BC Energy, Mines and Petroleum Resources (“BCEMPR”), BC Environmental Assessment Office (“BCEAO”), BC Ministry of Environment (“MOE”), BC Ministry of Forests (“MOF”), Canadian Environmental Assessment Agency (“CEAA”), Lake Babine Nation (“LBN”) and the Village of Granisle.

2003
June 17	Met with BCEAO, BCEMPR and CEAA reporting project progress and EA process and related regulatory requirements
July	Met with regional mangers of MOE and BCEMPR who were informed that PBM was actively advancing its activities to enter the EA process.
September	Project Description was first submitted to BCEAO
September 30	Entered the Pre-Application stage of EA. under Section 10 (1) (c)
October 20	Multi-agency meeting chaired by BCEAO. Provincial, Federal and LBN representatives attended.
November 6

Department of Fisheries (“DFO”), CEAA, Canadian Coast Guard (“CCG”), Health Canada (“HC”), Environment Canada (“EC”), Natural Resources Canada (“NRCan”) and PBM met in Vancouver.  Project planning, legislation and regulatory, CEAA process and harmonization with provincial EA process discussed.

2004
May 17	Met with EAO, CEAA & DFO.
July 6	Site visit to Morrison property by LBN, EAO, BCEMPR, MOE, BC Ministry of Agriculture and Lands (“BCMAL”), EC, and Fisheries and Oceans Canada (“FOC”).
September 16	PBM met with BC Ministry of Energy and Mines (“MOEM”) key personnel.
2005
October 14	PBM submitted the draft Terms of Reference (“dTOR”)
2006
March 27-29

Attended 17 meetings with communities in Smithers, Houston, Granisle, Burns Lake and LBN communities to seek information, feedback, suggestions and to develop a relationship with LBN, to listen their thoughts and concerns and to determine appropriate protocol.

May 15	Working Group (“WG”) Meeting was held in Smithers, BC
June 27	Technical Water Quality Working Group teleconference. EAO, DFO, EC and MOE attended.
July 5	Teleconference with CEAA, NRCan, DFO, Navigable Waters and Transport Canada (“TC”).
July 14	Three meetings with BC Ministry of Energy, Mines and Petroleum Resources (“MEMPR”), Minister of Mining and BCEAO regarding progress on the project.
September 1	PBM met with BCEAO, CEAA.
September 21-22	Morrison Project Introduction Meeting with LBN was held in the LBN office. Chief Betty Patrick, LBN Councillors and BCEAO attended.
2007
January 29	Joan Hesketh, Associate Deputy Minister, (BCEAO) met with PBM to discuss project.
June 21	Three meetings with BCEAO, MEMPR and Ministry of Aboriginal Relations and Reconciliation (“MARR”).
June 25	Project WG Conference call on the dTOR. DFO, EC, CEAA, NRCan, LBN, BCEAO, MOF, MEMPR, MOE, and PBM attended.
June 27	EA Review LBN Community Meeting in Burns Lake, BC. Chief Patrick, Councillors and approximately 75 members from the LBN, BCEAO and PBM attended.
August 22-25	LBN Community meetings held in Fort Babine and Tachet.
September 12	PBM met with MEMPR, BCEAO.
October 10	PBM met with MEMPR to discuss permit requirements.
November 19	Met with MEMPR in Smithers office to discuss permitting & First Nations issues.
November 23	Met with CEAA and EAO. Updated TOR and a TOR comment tracking table was created.
November 29	Met with MEMPR, MLA Dennis Mackay, BCEAO and MARR to update them with project progress.
2008
January 14	ML/ARD technical working group meeting in Vancouver. DFO, CEAA, EC, BCEAO, MEMPR, NRCan, MOE and PBM attended.
January 18	PBM was issued the Section 11 Order, which identifies the scope, procedures and methods for the Environmental Assessment by the BCEAO under the BCEAA.
January 29	Teleconference to discuss the request for EAO and PBM meeting with LBN
February 1

Meeting with LBN Chief and Council held in Burns Lake, BC.  Chief Patrick, Council, Hereditary Chiefs, LBN Administration, LBN Treaty Committee, Fisheries, Consultant to LBN, PBM, BCEAO NRCan, MEMPR and Ministry of Forests and Range-Nadina District (“MFR-ND”) attended.

March 17	PBM attended a conference call with BCEAO, TC, NRCan, DFO, CEAA and MEMPR.
April 1-2	PBM meeting with LBN was held in Burns Lake, BC. Chief Patrick and Council, Hereditary Chiefs, LBN Administration, LBN Treaty Committee, LBN Fisheries, PBM, BCEAO, NRCan, CEAA, and DFO attended.
April 25	Meeting with BCEAO, MEMPR and MOE to discuss issues pertaining to waste management/water quality and LBN.
April 25	Meeting to update MARR on PBM interactions with LBN and gain advice.
June 12	A WG meeting was held in the CEAA office. BCEAO, DFO, TC, NRCan, CEAA and PBM attended.
August 27	Meeting in Victoria with representatives of Aboriginal Relations Branch of the MEMPR.
August 27	Meeting in Victoria with representatives of BCEAO.
November 10	Resubmitted dTOR.
November 17	Comment period on draft Application Terms of Reference was changed from 30 to 40 days by Section 13.
November 27	Public comment period on dTOR started
2009
January 6	Public comment period on dTOR completed
April and May	PBM requested that EAO provide guidance on data collection during the EA Review period but received no response to our request.
May 21	Final approved TOR issued by EAO after 43 months
September 28	PBM submitted EAC application
October 27	PBM notified by BCEAO that Application failed Screening
2010
January 12 to February 4	Conducted drilling to further characterize pit walls.
February 9

MOE requested PBM to use a Modified Neutralization Potential for testing drill core samples.  PBM provided comments recommending the use of the U.S. Environmental Protection Agency’s standard Sobek Neutralization Potential.  MOE did not respond to these comments at the time and made the same request of PBM nearly one year later.

February 12

PBM requested comments from MOE with respect to a drill program to further characterize the pit walls and collect hydrogeologic information.  MOE did not respond, yet approximately one year later, MOE commented that PBM should have collected more information at depth.

March 7 to 11

Field Program to collect additional water quality samples and measure water flow and in situ properties of streams 5, 7, 8, 10 and Morrison Lake and to collect visual estimates of flow in stream 6 and other minor streams.

May 18	Open pit site investigation report summarizing data collected during drilling.
May 27	Application (Addendum) re-submitted to BCEAO
June 28	EAC Application accepted for review
July 12	Day 1 of 180-day review
July 13	Comment period changed from 30 to 70 days by Section 13.
July 22	70-days public comment period began.
July 26	EAO requested WG comments by August 19, 2010. Due to complaints by the WG, the period was extended to September 30, 2010
July 26	Full Working Group (WG) meeting in Smithers.
July 26	Open House in Granisle.
September 12-17

Field work to sample ARD cubes and barrels; check meteorological station & download data; WQ sampling Morrison Lake, Booker Lake, streams; HADD (harmful alteration, disruption or destruction of fish habitat) and Fish Habitat Compensation Plan (“FHCP”) field investigation

September 20	PBM received letter from Chris Barnes of Skeena Fisheries
September 28	PBM received comments from Greg Tamblyn of the MOE
September 29	PBM receives review comments from Peter Lighthall, Geotechnical Engineer.
September 30	MEMPR requested that PBM provide a conceptual design for a low permeability cover for Waste Rock Disposal (“WRD”).
September 30	PBM receives review comments from Lorax Environmental Services.
September 30	PBM received comments from Verna Power, LBN
October 1	PBM received comments from Stephen Sheehan, EC
October 13	PBM received comments from Kim Bellefontaine, MEMPR
October 4	WG meeting in Vancouver
October 19-25	Field work for Nakinilerak Lake sampling
October 20	PBM received comments form Chris Schell, Resource Stewardship and Parks Division of MOE, Smithers
October 24	Received last set of Review comments from Craig Stewart, MOE.
October 28	PBM requests suspension and EAO suspends on day #108 of 180-day review
November 15	PBM sends wind analysis information to Warren McCormick (WG reviewer), and copied MOE, EAO, CEAA, EC.
November 19	PBM sends Review Response Report (“RRR”)-Revision 1 and Agency tracking tables with PBM’s responses to comments to EAO
November 19	PBM sends Public Consultation Report to EAO
November 19	PBM requests by letter that EAO lift suspension
December 3	PBM sends draft Memorandum of Understanding (“MOU”) to Chief Adam, LBN
December 7	PBM finalizes FHCP and sends to EAO, DFO, LBN.
December 15	EAO declines lifting of suspension
December 16	EAO/PBM meeting on commitments; project re-design discussed
December 16	PBM receives report from LBN on Overburden Stockpile Study.
December 16	EAO requested PBM consider design changes to closure phase and water management, specifically requesting the placement of waste rock into pit on closure.
December 16	EAO intended to discuss EAO draft Assessment Report with PBM but did not.
December 21	PBM issues First Nations Consultation Summary Report.
December	Scoping of moose & mule deer survey (LBN requested survey) begins
December	Compensation talks with Ookpik Lodge begin
2011
January 6	PBM sends Table of Key Commitments to EAO
January	Field work for baseline Water Quality sampling of Nakinilerak and Morrison lakes and project streams continued.
January 19	PBM receives comments from EC on EAC responses
January 24	MOU discussed with LBN
January 24	PBM receives report from LBN on Salmon Spawning.
January 25

Full WG meeting clarifying issues raised by reviewers; introduced project re-design.  This meeting was meant to provide enough clarity for EAO to lift the suspension but the result was that additional sub-committee meetings were required to address reviewer comments and closure design in more detail.

January 25	WG stated that in their opinion there was not sufficient Baseline data.
January 25	Scoping of moose & mule deer survey completed
January 26	Fish Habitat Compensation Plan (“FHCP”) meeting with DFO, MOE, LBN, EAO, PBM
February 17	PBM sent Waste Optimization Report to EAO
February 18	PBM letter to EAO regarding work completed during suspension period.
February 21	WG Hydrogeology meeting
February 25	WG Geochemistry meeting
March 9	Letter from EAO stipulating the requirement of a complete package to re-enter review period
March 16	Inclusion of the Gitxan Chiefs Office and the Gitanyow Hereditary Chiefs’ Office in “First Nations” under Section 13.
March 23	FHCP submitted to EAO, CEAA, DFO
March 30	RRR-2 submitted to EAO and CEAA for screening
April 6	Agency and Public tracking tables submitted to EAO
April 15	PBM receives further comments back from Kim Bellefontaine and Lorax
April 26	Waste segregation memo sent to CEAA
May	Compensation talks with Ookpik Lodge completed
May 10	LBN sends draft MOU to PBM
May 18	PBM speaks with LBN about MOU
May 19	Screening comments on RRR-2 received from EC
May 25	Screening comments on RRR-2 received from NRCan
May 31

PBM provided an agenda and explained to CEAA the requirement for a meeting with EC and NRCan such that they provide technical and scientific basis for their comments. Tentative meeting date of June 7 set.

June 2	CEAA advised unable to have EC and NRCan available for June 7th meeting.
June 13	CEAA provides a list of viable dates for meeting with EC and NRCan. PBM confirms availability for June 23rd.
June 17	PBM issues letter to CEAA with preliminary response to EC and NRCan comments
June 21	CEAA advises tentative meeting with EC and NRCan that commentors were difficult to organize and has deemed that it is sufficient to have such a meeting during Review process.
June 21	EAO directs that RRR be renamed Addendum 2 irrespective that substantial documentation and correspondence already refers to the RRR
July 4	Submitted Final RRR2 and AIK to EAO
July 5-6	LBN-PBM community meetings in Burns Lake
July 13	Submitted final version RRR2 to WG
July 18	Review period resume restarting at day 109
August 11	PBM receives review comments RRR Rev 2 from Kim Bellefontaine and Lorax Environmental Services. Most points addressed by Commitments and Mines Act Permit.
August 19

A Settlement Agreement was made to compensate DOJ Holdings Ltd. for any loss the Tukii Hunting Camp or the Babine Guide Outfitters may suffer in connection with the construction, development and overall operation of the Morrison Mine, in the amount of $100, 000 as full and final settlement.  Payment would be made three months prior to the commencement of construction.

August 25	PBM requested a one-week suspension of the 180-day review period.
September 1	PBM sent updated stream and Morrison Lake water quality baseline and predictions to Greg Tamblyn of MOE, and EAO and CEAA
September 1	Review period restarted
September 6	EAO issued draft Assessment Report for comments
September 19-27

Field program conducted to obtain additional baseline fisheries, benthics, zooplankton and phytoplankton, water quality, hydrology, groundwater, and meteorology data from Morrison Lake, Nakinilerak Lake, streams and rivers.

September 28	PBM submitted Project Description with Commitments Rev.K to EAO
September 29	PBM requested a temporary suspension at day 176 of the 180 day review period due to EAO requesting a 3rd Party Review
October 3

MOE, MEMPR, Skeena Fisheries Commission (“SCF”), NRCan, Ministry of Transportation and Infrastructure (“MOTI”), Forests, Lands, Natural Resources Operators (“FLNRO”) comments on Draft Assessment report.

November 13

Robertson Geoconsultants Inc (“RGC”). submitted the 3rd party review on Hydrogeology and Water Quality.  They concluded that no additional field work was required and that the scope of hydrogeological site characterization work completed to date may exceed baseline data collected for EAC applications of other mining projects in B.C.  They also concluded that any uncertainties could be addressed by way of sensitivity analysis.

November 21

PBM submitted a response to the report prepared by RGC (dated November 13th).  Solander Ecological Research Ltd.(“SER”) submitted the 3rd party review of the Aquatic Resources and Fisheries.  They concluded that if PBM is able to demonstrate with reasonable confidence that seepage and effluent discharges will not exceed BC Water Quality Guidelines, then only minimal fisheries work appears to be required for the EA, although additional work may be required for permitting.

December 2	RGC submitted revised 3rd Party Review Report.
December 6	PBM submitted Response Report in response to SER’s Review Report.
December 9	PBM submitted marked up revised RGC report, along with the response report and a letter.

December 12

Chris Hamilton, EAO requested that PBM fund a toxicity study to determine effects of cadmium on salmon.  PBM responded that a previous study, conducted in 1978, indicated that sockeye are less sensitive than trout.  Also, previously MOE advised that Lake Trout and White Fish be used as a reference as they reside in Morrison Lake the longest.

December 16	EAO, CEAA, and PBM met with RGC to review the scope of work to address the 3rd party review recommendations.
December 19	PBM submitted 3rd Party Review Response Work of Scope to EAO and CEAA.
December 21

Chris Hamilton, EAO requested that PBM line the Tailings Storage Facility with a geo-membrane with a permeability of 10-10m/s to reduce seepage.  He also questioned the placement of the diffuser in Morrison Lake.  PBM responded that, if required, PBM will commit to lining the Tailings Storage Facility (“TSF”) with an engineered soil barrier and/or geo-membrane with an average permeability of 10-9m/s to limit seepage to the receiving streams and Morrison lakebed to meet water quality objectives that are protective of salmon spawning habitat and stream aquatic habitat.  The water quality objectives will be developed to the satisfaction of EAO, MOE, EC and DFO.  Alternatives to a lined TSF will be considered if the PBM can demonstrate sufficient knowledge of hydrogeologic properties and hydrogeology modeling, aquatic toxicity, and spawning habitat in Morrison Lake and aquatic habitat in the receiving streams to the satisfaction of EAO, MOE, EC and DFO.

2012
January 27	Received comments from SCF regarding 3rd Party Review Reports.
January 31	Submitted revised 3rd Party Review Response Report based on the Response Work of Scope.
February 2	Submitted Potentially Acid Generating (“PAG”) backfill response report to EAO
February 8	EAO requested that PBM line the TSF with a geo-membrane liner.
February 9	KCB sent letter to EAO regarding water quality predictions for a geo-membrane lined TSF situation.
February 23	Sent updated Key Commitments to EAO and CEAA.
February 24	Sent updated All Commitments and Project Description to EAO and CEAA.
March 14	Draft Assessment Report
March 21	Received Comments from EC on 3rd Party RRR
April 19

Submitted the 3rd Party Review Response Report – Addendum 1 providing the results of lining the TSF with a geo-membrane liner, if needed; leakage through the geo-membrane liner, geo-chemical loading in streams and emerging groundwater and Morrison Lake effects.

April 27	Comments from CEAA on 3rd Party RRR
April 30	Submitted 3rd Party RRR Addendum to EAO and CEAA
May 7	Draft Assessment Report
June 4	EAO e-mail re Project Description, Commitments & Tracking Table
August 2	MOE-Environmental Protection Division Final Comments
August 8	MEMPR Comments
August 9	Letter from EAO re comments from agencies
August 13	PBM Final Comments
August 21	EAO, after 763 days, completed the Environmental Application Review Stage and submitted their referral documents to the Ministers for decision.
August 27	PBM received the final Certified Project Description and the Table of Conditions that had been submitted to the ministers. These documents would be part of the EA Certificate
August 29	PBM received unsigned Environmental Assessment Certificate #M12-01
October 1	EAC Application was rejected.
2013
February 13	PBM retained John J.L. Hunter, Q.C. of Hunter Litigation Chambers Law Corporation.
April 4	Hunter Litigation filed petition in the Supreme Court of BC
July 18

PBM received an envelope, anonymously, by mail containing what appears to be an August 13, 2012 draft of the Recommendations of the Executive Director of the Environmental Assessment Office Report in respect of PBM's application for an EA Certificate for the Morrison Copper/Gold Mine.  PBM was not aware that this document existed and had never seen the draft Recommendations, which did not include a recommendation that the application for an EAC be denied.

August 7 to 9	BC Supreme Court hearing challenging the decision to reject the EAC Application.

On April 4th, Hunter Litigation Chambers Law Corporation filed a petition with the Supreme Court of BC to set aside the decision to deny the Company’s application for an EAC in connection with the Morrison Copper/Gold Project.  The petition seeks the following relief:  a.)  an order in the nature of certiorari quashing and setting aside the decision made in late September 2012 to deny the application for an EAC in connection with the Company’s proposed open pit copper/gold mine near Morrison Lake in north-central British Columbia; b.)  an order remitting the Company’s application for a Certificate to the Ministers for reconsideration with directions from the Court; c.)  costs; and d.)  such further and other relief as this Court considers just and appropriate.  A copy of the petition as filed with the court is available on the Company’s website on the reports page.  On August 7, the Company announced that it was in British Columbia Supreme Court challenging the decision announced by the provincial government on October 1st, 2012.  The Company believes the government erred in overlooking conclusions in their own 206-page comprehensive assessment report dated August 21, 2012.  That report stated that, based upon successful implementation of mitigation measures and legally-binding conditions, the Environmental Assessment Office “is satisfied that the proposed Project is not likely to have significant adverse effects.”  The comprehensive assessment report also concluded that the First Nations consultation process was “carried out in good faith,” was “appropriate and reasonable in the circumstances,” and was sufficient to “maintain the honour of the Crown.”

In an unprecedented and surprising move, the Executive Director of the EA Office rejected the conclusions of his office's comprehensive assessment report and recommended that the Morrison Copper/Gold Mine not be approved, a recommendation the government adopted.

On August 14, the Company advised that the hearing in the BC Supreme Court had concluded.  The hearing was before Justice Kenneth Affleck, Q.C. and lasted two and a half days.  During the hearing, oral submissions were made by lawyers for the Company, for the Government, for the Lake Babine Nation, and for the Hereditary Chiefs of the Gitxsan Nation.

At the conclusion of the hearing, Justice Affleck reserved judgment.

On December 9, 2013, the Company announced that the British Columbia Supreme Court had released the Judgement regarding the Company’s challenge of the decision by the Provincial Government to turn down the proposed Morrison Copper/Gold Mine.  Justice Affleck ruled that: “The petitioner is entitled to a declaration that the executive director’s referral of the application for a certificate to the ministers and the ministers’ decision refusing to issue the certificate failed to comport with the requirements of procedural fairness.  There will be an order in the nature of certiorari quashing and setting aside the ministers’ decision and an order remitting the petitioner’s application for a certificate to the ministers for reconsideration.  The petitioner is entitled to costs on scale B.”

The Company wishes to emphasize that it is strongly committed to continue to work towards bringing the proposed Morrison Copper/Gold Project to commercial production.

During the quarter under discussion, the Company did not issue any shares.

Outlook for 2013/14

On December 11, 2013, the Company provided more information about its successful effort to set aside the decision made last year not to issue an Environmental Assessment Certificate (“EAC”) for its proposed Morrison Copper/Gold Mine.

Justice Affleck, in a 55 page written decision, found the administrative process which was followed, including the decision of the previous Minister of Environment and the previous Minister of Energy & Mines, “failed to comport with the requirements of procedural fairness”.  In reaching this conclusion, Justice Affleck rejected arguments by the government’s lawyer that common law rules of procedural fairness do not apply to the environmental assessment process.

The Court ordered that the Ministers’ decision be quashed and set aside, and ordered that the Company’s application for an environmental certificate be remitted to the current Ministers for reconsideration.  This time, the Company and interveners will be entitled to be provided with a copy of the recommendations, if any, sent to the Ministers and will be entitled to provide written response to the recommendations in advance of a further decision.

On December 16, 2013, the Company announced that Affidavit #4 of Erik A. Tornquist, submitted to the BC Supreme Court on July 18, 2013, had been made available on the Company’s website at the following link:  http://www.pacificbooker.com/pdf/AffidavitTornquist.pdf.  On July 18, 2013, the Company received an envelope in the mail containing what appears to be an August 13, 2012 draft of the Recommendations of the Executive Director of the Environmental Assessment Office in respect of Pacific Booker's application for an Environmental Assessment Certificate for the Morrison Copper/Gold Mine.  The Company had not seen the draft Recommendations and was not aware that this document existed.  The draft Recommendations do not recommend that Pacific Booker's application for an environmental assessment certificate be denied.

Subject to receiving all required permits and authorizations, mine construction will proceed with the following activities:

•

Prepare applications for  permits and other authorizations and licenses;

•

Finalize our contracting strategy for Pre-production;

•

Tender Pre-Production Contracts (EPC);

•

Proceed with procurement including ordering long lead time items (i.e. HPGR, Ball Mills, etc);

•

Site Engineering Survey; and

•

Detailed Engineering and Design.

On December 16, 2013, the Company announced that Gregory Anderson stepped down as the Company’s CEO and President effective immediately.  Mr Anderson will continue to act as a director of the Company.  John Plourde, who has been a director of the Company since 1997, will be assuming the duties of CEO and President.

The Company’s current share capital is 15.1 M shares fully diluted including 250,000 common shares to be issued to Xstrata (formerly Noranda, Falconbridge) upon the start of commercial production as part of the purchase agreement with Noranda.

The Company would like to advise that our financial statements are available, for downloading or a copy sent by regular mail, on our website at www.pacificbooker.com/financials.htm.  The information provided there will not be used for any purpose other than the mail out of the requested documents.

Subsequent to the period end, the Company has not announced or completed any private placements, granted or cancelled any options.  The Company has issued 1,500 shares on exercise of warrants for total proceeds of $6,000.

Results of Operations

The largest amount in total on the Statement of Comprehensive Loss is the recording of the share based payments and the offsetting contributed surplus in equity.  As this is a non-cash transaction, it has no impact on the working capital of the Company.  This calculation creates a cost of granting options to the employees, consultants and directors.  The cost is added to our operating expenses with the corresponding increase in the Company’s equity.  The share based payment expense is allocated, in proportion to the number of options granted, to the accounts for Consulting fees ($535,824), Directors fees ($1,531,315), Investor relations fees ($879,992), Professional fees ($158,476) and Wages and benefits ($274).  These amounts total $3,105,881 for the current fiscal period, compared to $1,663,287 for the same period in the previous year.

If the share based payments amounts were removed from the operating loss, the loss would show as $692,634, an increase of $56,740 when compared to the same period in the previous fiscal year (without the gain from the settlement of the Rescan litigation, in the amount of $1.8 million in fiscal 2012).  The largest amount difference was in Professional fees which were higher by $115,633, reflecting the cost for the legal council in the EAC matter.  The next largest amount difference was in Shareholder information and promotion costs which were down by $32,760 when compared to the same period in the previous year, due to the Company providing financial assistance to the Lake Babine Nation to attend the PDAC in Toronto in 2012.  The next largest amount was a decrease in Wages and Benefits, in the amount of $16,072, reflecting a decrease in office staff and reduced costs related to the exercise of options by directors and employees.  The next largest amount difference was a decrease in Travel costs, in the amount of $13,580 reflecting the decrease in activity since the denial in October 2012.  The next largest amount difference was a decrease in Office Rent in the amount of $9,084, reflecting the decreased cost for the office after the move in May.  The next largest amount difference was an increase in Filing and Transfer agents fees in the amount of $5,461 mostly due to the filing fees for the private placement in May 2013.  The next largest amount difference was an increase in Office and miscellaneous in the amount of $4,150 reflecting additional costs related to the office move.  Depreciation was $3,346 lower than the same period in the previous fiscal year as it is calculated on the declining asset balance each year.  Investor relations fees were up by $3,138, reflecting the increased cost for US dollars paid.  Finance income was down by $2,732 when compared to the same period in the previous fiscal year due to the reduction in funds held in term deposits.  Telephone was down by $2,038 when compared to the same period in the previous fiscal year reflecting a new price agreement for services.  Directors’ fees were up by $1,500 reflecting an additional meeting held by the board.  Foreign exchange loss/(gain) remained within $150 of the same period in the previous fiscal year.

During the quarter under discussion, the Company incurred $46,160 in exploration & evaluation expenditures on the Morrison property, compared to $49,467 in exploration & evaluation expenditures on the Morrison property in the same period in the previous fiscal year.  Please see Note 6 in the financial statements for expenditures by item and area.

During the quarter under discussion and in the same period in the previous fiscal year, the Company did not announce or complete any private placements.

During the quarter under discussion, the Company did not issue any common shares on exercise of options.  During the same period in the previous fiscal year, the Company issued 50,250 common shares on exercise of options for total proceeds of $376,590 and a reclassification of Contributed surplus to capital stock in the amount of $153,767.

Options were granted during the second quarter of both the current and previous fiscal year.

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from cash on hand, and reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal year 2013, the Company reported a net loss of $1,045,316 ($0.09 per share)  compared to a net loss of $3,788,641 ($0.31 per share) for the year ended January 31, 2012.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires in April 2014.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim financials statements and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Payments were made or incurred to 3 current company directors for services provided in the course of normal business operations.  Specifically, to 2 directors for shareholder relations and financing, and to another director for services related to project management.  Payment was also made to an officer of the Company for accounting and management services.  Fees for these services amounted to $95,181 in the current quarter of the fiscal year compared to $94,273 for the corresponding period in the previous fiscal year.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $1,500 for the current quarter of the current fiscal year compared to $2,000 for the corresponding period in the previous fiscal year.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 3 of the annual financial statements.

Issuer’s disclosure controls and procedures

The Company has procedures that we believe provide reasonable assurance that material information is made known to the individuals preparing the filings by others within the Company, particularly during the period in which the annual filings are being prepared.  The Company has controls in place over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (“IFRS”), and the Company has evaluated the effectiveness of it’s disclosure controls and procedures as of the end of the period covered by the annual filings.  We hereby disclose our conclusion that the disclosure controls and procedures are effective.

The Company was audited on its internal control over financial reporting, as of January 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This audit was required for our US listing because the Company’s market capital at July 31, 2012 was in excess of $75 million.  The Company’s procedures and processes were reviewed and it was determined by our audit firm that the Company had some material weaknesses in the internal control over financial reporting, based on the criteria established in the Internal Control - Integrated Framework.  The material weaknesses are that some elements in the control environment of the Company that had not been fully implemented or do not operate effectively, a lack of segregation of duties in the Company due to the small number of personnel, and access controls to some information systems do not operate effectively.

Management has addressed the first deficiency in the Entity level policies by reviewing and updating the policies already established and implementing a program to ensure all individuals are informed and provided with access to the policies.  In regards to the second deficiency, Management believes that any potential benefits of adding personnel to clearly segregate accounting duties does not justify the additional costs associated with the increase in staffing and additional staff is not required for any other reason at this time.  Management plans to implement some policies that will give greater assurance without incurring additional expenses.  In regards to the third deficiency, Management expects that some information system deficiencies will continue into the future.  The information system deficiencies are in the areas of password controlled access to the information systems.  The standards make no allowance for a small organization, with little confidential information, but require frequently changed complex passwords and logs on access attempts.  The Company is a very small office with only 4 staff members that have worked for the Company for a number of years.  There is also a requirement for a written contract with the Company’s IT company.  The Company has used the same technical firm for IT services for many years without a written agreement.  That has worked very effectively for the Company to date.  The Company has not upgraded the information technology systems hardware and network recently, and has no immediate plans to incur the additional expense until such time as the project moves into the next phase and the necessary upgrade of information systems and control policies will be required.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results.  Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2011	$ 29,595,790	$ -	$ 14,610	$ 2,119,915	$ 0.18
January 31, 2012	$ 29,520,573	$ -	$ 11,390	$ 3,788,641	$ 0.31
January 31, 2013	$ 30,905,845	$ -	$ 3,960	$ 1,045,316	$ 0.09

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
January 31, 2012	$ 3,805	$ 795,944	$ 792,139	$ 0.06
April 30, 2012	$ 977	$ (1,150,616)	$ (1,151,593)	$ (0.09)
July 31, 2012	$ 1,873	$ 965,077	$ 963,204	$ 0.07
October 31, 2012	$ 389	$ 687,959	$ 687,570	$ 0.06
January 31, 2013	$ 721	$ 546,856	$ 546,135	$ 0.05
April 30, 2013	$ 299	$ 444,728	$ 444,429	$ 0.04
July 31, 2013	$ 2	$ 1,851,965	$ 1,851,963	$ 0.15
October 31, 2013	$ 206	$ 1,502,329	$ 1,502,123	$ 0.12

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the year ended January 31, 2012	$ 11,390	$ 3,800,031	$ 3,788,641	$ 0.31
for the 3 month period ended April 30, 2012	$ 977	$ (1,150,616)	$ (1,151,593)	$ (0.09)
for the 6 month period ended July 31, 2012	$ 2,850	$ (185,539)	$ (188,389)	$ (0.02)
for the 9 month period ended October 31, 2012	$ 3,239	$ 502,420	$ 499,181	$ 0.04
for the year ended January 31, 2013	$ 3,960	$ 1,049,276	$ 1,045,316	$ 0.09
for the 3 month period ended April 30, 2013	$ 299	$ 444,728	$ 444,429	$ 0.04
for the 6 month period ended July 31, 2013	$ 301	$ 2,296,693	$ 2,296,392	$ 0.19
for the 9 month period ended October 31, 2013	$ 507	$ 3,799,022	$ 3,798,515	$ 0.31

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at October 31, 2011	4,832,500	4,832,500
to January 31, 2012	-	-
As at January 31, 2012	4,832,500	4,832,500
to April 30, 2012	-	-
to July 31, 2012	-	-
to October 31, 2012	-	-
to January 31, 2013	-	-
As at January 31, 2013	4,832,500	4,832,500
to April 30, 2013	-	-
to July 31, 2013	-	-
to October 31, 2013	-	-
As at October 31, 2013	4,832,500	4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at October 31, 2011	24,448,610	(859,434)	23,589,176
to January 31, 2012	208,684	-	208,684
As at January 31, 2012	24,657,294	(859,434)	23,797,860
to April 30, 2012	(59,377)	-	(59,377)
to July 31, 2012	81,638	-	81,638
to October 31, 2012	49,467	-	49,467
to January 31, 2013	47,936	-	47,936
As at January 31, 2013	24,776,958	(859,434)	23,917,524
to April 30, 2013	44,360	-	44,360
to July 31, 2013	48,153		48,153
to October 31, 2013	46,160		46,160
As at October 31, 2013	24,915,631	(859,434)	24,056,197

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at October 31, 2011	$ 48,727,168	$ 8,003,523	$ 2,996,502	$ 27,255,267	$ 29,475,424
to January 31, 2012	-	582,976	792,139	28,047,406	29,266,261
As at January 31, 2012	$ 48,727,168	$ 8,586,499	$ 3,788,641	$ 28,047,406	$ 29,266,261
to April 30, 2012	151,580	365,782	(1,151,593)	26,895,813	30,935,216
to July 31, 2012	185,599	707,878	963,204	27,859,017	30,865,489
to October 31, 2012	530,357	340,031	687,570	28,546,587	31,048,307
to January 31, 2013	-	332,332	546,135	29,092,722	30,834,504
As at January 31, 2013	$ 49,594,704	$ 10,332,522	$ 1,045,316	$ 29,092,722	$ 30,834,504
to April 30, 2013	-	206,380	444,429	29,537,151	30,596,455
to July 31, 2013	280,000	1,603,768	1,851,963	31,389,114	30,628,260
to October 31, 2013	-	1,295,733	1,502,123	32,891,237	30,421,870
As at October 31, 2013	$ 49,874,704	$ 13,438,403	$ 3,798,515	$ 32,891,237	$ 30,421,870

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our financial statements.

Subsequent to the end of the period, no common shares were issued, no private placements were announced or completed, and no options were granted or cancelled.

Shares issued:

Certificate Dated	details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
October 31, 2013	balance forward			12,356,539	$ 49,874,704
November 27, 2013	Warrants	1,500	$ 4.00	12,358,039	49,880,704

Options transactions:

Date	details	Exercise Price	Expiry date	# of shares	Total
October 31, 2013	total outstanding				2,457,307

Warrant transactions:

Date	details	Exercise Price	Expiry date	# of shares	Total
October 31, 2013	total outstanding				35,000
November 27, 2013	Exercised	$ 4.00	July 8, 2014	-1,500	33,500